SPELT GROUP CORP.

Landhausstrasse, 228

Stuttgart, Germany 70178

Tel.  +442038082670

Email: speltgroupcorp@yandex.com

January 8, 2016

Mr. William Mastrianna

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Spelt Group Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed November 27, 2015

       File No. 333-207562

Dear Mr. Mastrianna,

Spelt Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated December 4, 2015 (the "Comment Letter"), with reference to the Company's amendment number 1 to the registration statement on Form S-1 filed with the Commission on November 27, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to comment 2 and continue to believe that you meet the definition of a shell company. Please describe any actions or steps you have undertaken to begin or to further effectuate the two graphic design agreements. We note that while you have entered into these two agreements, the commencement of your business plan and cost of software and equipment are contingent upon raising funds through your anticipated offering.

Our response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and conclusion of agreements with them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates a business in graphic design. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. Our sole officer and director has specific background experience in our line of business as stated in the Form S-1. Moreover our sole officer and director uses her sales management experience to offer the company’s services to potential clients and already has signed two agreements and is currently negotiating others.

4. In furtherance of the registrant’s planned business, we have found one independent contractor and have signed a “Representative Agreement” on November 30, 2015.

5. We have registered a web-domain “www.speltdesign.com” to promote our services online.

6. On November 1, 2015 we signed a graphic design agreement with “KonoPostWelle, LLC” and generated $2,000 of revenue as stated in our unaudited financial statements for the three months ended November 30, 2015.

7. On November 18, 2015 we signed a graphic design agreement with “Blumenen Brucke, GmbH” and generated $1,800 of revenue as stated in our unaudited financial statements for the three months ended November 30, 2015.

8. On December 1, 2015 we signed a graphic design agreement with “Ei Gi Ci, GmbH” and are in the process of negotiating other contracts.

9. The Company’s management has involved an outsourced graphic designer to produce services according to the signed agreements. The freelance graphic designer works on a temporary basis.

10. We have already started operations and continue to develop our business and our assets consist not only of cash.

11. We have already presented our main offer to potential clients and have been testing our business-model. We have signed three agreements as the result of our operations. Our management continues to move forward with the business plan and recognize the business offer as effective.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

We have also excluded the statements that “we do not have sufficient capital to commence operations”, that we have generated “no revenue to date” and that “no substantial revenues are anticipated until we have completed the financing from this offering and implemented our plan of operations.”

Consent of Independent Registered Public Accounting Firm

2. Please include a currently dated consent from your auditor in an amendment to your Form S-1/A prior to requesting effectiveness.

Our response: We have included a currently dated consent from our auditor.

Please direct any further comments or questions you may have to the company at speltgroupcorp@yandex.com

Thank you.

Sincerely,

/S/ Elena Petrova

Elena Petrova, President